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17016727

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SEC Mail Processing Section
MAR 06 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Value Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 University Blvd, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Younger, 303-243-5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle & Company, P.C.
(Name – *if individual, state last, first, middle name*)

7887 Belleview Ave, Suite 700	Denver	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J Younger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapitalValue Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

APRIL LYNN WILKINSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144045057
MY COMMISSION EXPIRES NOVEMBER 24, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Capital Value Advisors (a Colorado Limited Liability Company) as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Capital Value Advisors, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Value Advisors, LLC, as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Capital Value Advisors, LLC financial statements. The supplemental information is the responsibility of Capital Value Advisors, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauerle and Company, P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 24, 2017

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash		$ 1,555,465
Accounts Receivable		80,000
Prepaid Expenses		28,095
Total Current Assets		1,663,560
PROPERTY AND EQUIPMENT - AT COST		
Office Furniture and Equipment	$ 181,185	
Leasehold Improvements	168,715	
	349,900	
Less: Accumulated Depreciation	122,187	
Property and Equipment - Net		227,713
OTHER ASSETS		
Deposits		30,156
TOTAL ASSETS		$ 1,921,429

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 6,006
Accrued Payroll	12,086
Total Current Liabilities	18,092
MEMBERS' EQUITY	1,903,337
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,921,429

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions		$ 5,296,000
Services		386,482
Total Revenues		5,682,482
OPERATING EXPENSES		
Retirement Plan	$ 249,801	
Marketing and Business Development	300,925	
Bad Debt	5,000	
Contract Labor	7,999	
Contributions	61,100	
Depreciation	53,060	
Dues and Subscriptions	65,020	
Insurance	49,903	
Office Supplies	34,964	
Owner Compensation	149,258	
Professional Fees	128,722	
Regulatory Fees	20,238	
Rent	170,524	
Salaries, Bonuses, and Related Taxes	1,320,493	
Travel	39,607	
Total Operating Expenses		2,656,614
INCOME FROM OPERATIONS		3,025,868
OTHER INCOME		
Interest Income	4,068	
Other Income	10,168	
Total Other Income		14,236
NET INCOME		$ 3,040,104

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY - JANUARY 1, 2016	$ 1,845,733
Member Distributions	(2,982,500)
Net Income	3,040,104
MEMBERS' EQUITY - DECEMBER 31, 2016	$ 1,903,337

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 3,040,104
Non-Cash Items Included in Net Income	
Depreciation	53,060
Investments in Equity Securities	-
(Increase) Decrease in Assets:	
Accounts Receivable	59,990
Prepaid Expenses	47,151
Increase (Decrease) in Liabilities:	
Accounts Payable	(11,642)
Accrued Bonuses	(216,786)
Accrued Payroll	3,109
Net Cash Provided By Operating Activities	2,974,986
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Purchases of) Property and Equipment	(2,936)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Distributions	(2,982,500)
NET DECREASE IN CASH	(10,450)
CASH AT BEGINNING OF YEAR	1,565,915
CASH AT END OF YEAR	$ 1,555,465

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company distributed investments in equity securities totalling $180,000 to its members during 2016.

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Interest Paid	$ -

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Commission revenue consists of transaction-based fee arrangements related to strategic advisory services. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. The majority of commission revenues are dependent on the successful completion of a transaction. The existence of any significant future contingencies results in the delay of recognition of corresponding revenue until such contingencies are satisfied. Service revenues primarily consist of retainer fees for strategic advisory services and are recognized when the services are rendered.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, the Company had no cash equivalents.

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2016.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may have exceeded Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2016, Accounts Receivable consist of amounts due from four customers. For the year ended December 31, 2016, approximately 78% of Revenue was generated from four customers.

Advertising Expenses. Advertising costs are expensed in the period incurred. The Company did not incur any advertising costs in 2016.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from three to seven years.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by these jurisdictions for the years ended December 31, 2013 and after for Federal purposes and for the years ended December 31, 2012 and after for State purposes.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 24, 2017, which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2016, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 92,618
Leasehold Improvements	135,095
Property and Equipment - Net	$ 227,713

Depreciation charged to operations for the year ended December 31, 2016, was $53,060.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $1,537,373, which was $1,532,373, in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Minimum Future Lease Payments.

Effective October 1, 2014, the Company has entered into a long-term lease agreement for office space, expiring on December 31, 2024, with an option to renew for an additional five year period. The lease requires monthly rent payments of approximately $13,000, and commencing in 2016, the additional payment of certain operating expenses, as defined in the lease agreement.

The following are future minimum lease payments for the years ending December 31:

2017	$ 163,000
2018	166,000
2019	168,000
2020	171,000
2021	173,000
Thereafter	536,000
	$ 1,377,000

Rent Expense was approximately $171,000 for the year ended December 31, 2016.

5 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company contributed $246,443 to the plan for the year ended December 31, 2016, which was paid prior to December 31, 2016. The Company also incurred $3,358 in plan related expenses for the year ended December 31, 2016.

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Total Ownership Equity		$ 1,903,337
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (80,000)	
Prepaid Expenses	(28,095)	
Property and Equipment	(227,713)	
Deposits	(30,156)	
Total Non-Allowable Assets		(365,964)
NET CAPITAL		$ 1,537,373
Total Aggregate Indebtedness		$ 18,092
Aggregate Indebtedness to Net Capital		1.2%

Reconciliation of Net Capital Under SEC Rule 15c3-1 to FOCUS Report:

Net Capital Per FOCUS Report	$ 1,537,373
Adjustments	-
Net Capital Per Audited Financial Statements	$ 1,537,373

See Report of Independent Registered Public Accounting Firm.
The preceding notes are an integral part of this supplemental information.


Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Value Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k), under which Capital Value Advisors, LLC claimed an exemption from 17 C.F.R §240.15c3-3 under the exemptive provision of 17 CFR §240.15c3-3(k) (1) Limited Business, and (2) Capital Value Advisors, LLC stated that Capital Value Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Value Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Value Advisors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) – Limited Business Exemptive Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 24, 2017

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CapitalValue Advisors, LLC's Exemption Report

CapitalValue Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:
The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3: Rule 17a5(d)(1)(i)(B)(2). The Company met the identified exemption provisions in 17 CFR 240.15c3-3(k) throughout the most recent fiscal year without exception.

____

CapitalValue Advisors, LLC

I, David Tolson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: David Tolson, Managing Director

January 27, 2017

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

DECEMBER 31, 2016


Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Capital Value Advisors, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Capital Value Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. Capital Value Advisors, LLC's management is responsible for Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 24, 2017

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2016

GENERAL ASSESSMENT		$ 8,819
LESS PAYMENTS MADE:		
Date Paid:	Amount	
September 1, 2016	$ 6,440	
Total Payments Made		6,440
Total General Assessment Balance or (Overpayment)		$ 2,379
Payment Made with Form SIPC-7		$ 2,379

See report of independent registered public accounting firm.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

TOTAL REVENUE		$ 5,696,718
ADDITIONS:		
None		
DEDUCTIONS:		
Fees Earned - Not Securities Related	$ 2,154,955	
Other Income	14,236	
Total Deductions		2,169,191
SIPC NET OPERATING REVENUES		$ 3,527,527
GENERAL ASSESSMENT @ .0025 (minimum $150)		$ 8,819

See report of independent registered public accounting firm.

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016



CapitalValue Advisors

SEC
Mail Processing
Section
MAR 06 2017
Washington DC
416

March 1, 2017

2 copies

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
Denver Regional Office
Julie K. Lutz, Regional Director
1961 Stout Street, Suite 1700
Denver, CO 80294-1961
(303) 844-1000

To Whom it May Concern:

Please find enclosed the audited financial statements for CapitalValue Advisors, LLC (FINRA CRD: 148772, SEC Registration Number 8-68068) and our SIPC Supplemental Report for CapitalValue Advisors, LLC (FINRA CRD: 148772, SEC Registration Number 8-68068) for the year ended December 31, 2012. If you have any questions, please contact me.

Sincerely,

Chris Younger, Managing Director
CapitalValue Advisors, LLC
188 Inverness Drive West, Suite 110
Englewood, CO 80112
(303) 243-5601
(303) 249-5272 (cell)
chris@capitalvalue.net